Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: April 12, 2021

Origin Materials and Packaging Matters Launch Partnership to Develop Advanced Carbon-Negative Packaging Solutions, Building on Existing 10-Year Supply Agreement

https://www.originmaterials.com/press-releases/packaging_matters

Social Media Posts Related to the Press Release:

Origin Materials and Packaging Matters Launch Partnership to Develop Advanced

Carbon-Negative Packaging Solutions, Building on Existing 10-Year Supply Agreement

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Packaging Matters and Origin Materials will partner to develop advanced packaging materials, including polyethylene furanoate, “PEF,” a next-generation polymer. The project will leverage Origin Materials’ expertise with FDCA, a chemical from which PEF is made.

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Packaging Matters will transition its virgin petroleum-based PET purchases to sustainable carbon-negative PET from Origin Materials. Origin Materials’ sustainable carbon-negative PET is physically and chemically identical to petroleum-based PET and equally recyclable.

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Origin Materials, the world’s leading carbon-negative materials company, will leverage its patented technology platform, which turns cellulose from sustainable wood residues into cost-advantaged, carbon negative materials that reduce the need for fossil resources.

WEST SACRAMENTO, CA USA and VISALIA, CA USA (April 12, 2021) – Origin Materials, Inc. (“Origin Materials”), the world’s leading carbon negative materials company, and Packaging Matters, a packaging innovation leader, today announced an agreement to develop advanced packaging solutions, including a next-generation polymer, polyethylene furanoate (“PEF”). Packaging Matters had previously entered into a supply agreement to purchase sustainable carbon-negative PET from Origin Materials to create next-generation packaging.

The partnership represents a potential breakthrough in the commercialization of PEF, a polymer with an attractive combination of performance characteristics for packaging, including enhanced barrier properties, degradability, and other qualities. Origin Materials’ technology platform is expected to produce sustainable carbon-negative FDCA, the precursor to PEF, cost-competitively, and the partnership aims to enable Packaging Matters to be first-mover to bring the novel product to its customers. Furthermore, this development work for PEF is intended to facilitate the creation of additional novel polymers with performance characteristics that meet the needs of consumers and Packaging Matters’ customers, while delivering new types of packaging for today’s decarbonizing economy.

Many of today’s clothing, carpets, automotive parts, and other products are made from chemicals and plastics derived from petroleum. During petroleum extraction and processing, greenhouse gases are released into the atmosphere, contributing to global warming and climate change. Origin Materials’ technology platform, which is based on sustainable wood residues, can supply molecularly identical replacements for many of these materials normally sourced from petroleum, but with the expected effect of removing greenhouse gases from the atmosphere rather than adding more.

In the initial phase of the partnership, Origin Materials will supply sustainable carbon-negative PET to Packaging Matters. As the companies make progress on developing suitable PEF applications, some or potentially all of the supply will transition to sustainable PEF with an expected carbon-negative footprint.

Origin Materials’ sustainable carbon-negative PET is physically and chemically identical to petroleum-based PET, making it equally recyclable within the existing recycling infrastructure with no disruption to recycling streams or special sorting or collection requirements. Packaging Matters intends to use the sustainable carbon-negative PET from Origin Materials in its facility in Visalia, CA to manufacture packaging products for its fresh fruits, vegetables, and salads customers.

Origin Materials believes its technology platform, which turns inexpensive, sustainable wood residues into carbon-negative materials, will help revolutionize the production of a wide range of end products, including clothing, textiles, plastics, packaging, car parts, tires, carpeting, toys, and more with a ~$1 trillion addressable market.

In addition, Origin Materials’ technology platform is expected to provide stable pricing largely de-coupled from the petroleum supply chain, which is exposed to more volatility than supply chains based on sustainable wood residues.

“Origin Materials’ mission is to provide carbon-negative material solutions in a world-fast transitioning to net zero carbon,” says Origin Materials co-CEO Rich Riley. “Partnering with Packaging Matters is a natural fit because by creating better-performing, carbon-negative packaging solutions together, we aim to deliver what the most innovative companies in the world are demanding and to show the packaging industry the path to a low-carbon future.”

“Packaging Matters is a leader in packaging innovation with over 70 years of experience,” says Chuck Buff, founder and CEO of Packaging Matters. “By partnering with Origin Materials and purchasing sustainable carbon-negative PET, we are one step closer to achieving our goal of delivering a carbon neutral packaging solution that drops in seamlessly to the existing recycling infrastructure. Packaging Matters has been a pioneer in its use of recycled PET and remains committed to including post-consumer content in its packaging. Yet even with high recycled content, the resin itself represents more than half of the carbon emissions associated with our products. Origin Materials can help solve this problem. By replacing petroleum-based PET with Origin Materials’ sustainable carbon-negative PET and PEF, we aim to create new, better-performing products, with competitive and more stable pricing. And at the same time, we are dramatically reducing the carbon footprint of the products our customers purchase. We are thrilled to be working with Origin Materials to create the future of packaging.”

About Origin Materials

Headquartered in West Sacramento, Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact have been validated by trusted third parties and are supported by a growing list of major global customers and investors. Origin Materials’ first plant is expected to be operational in 2022 with a second, full-scale commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

On February 17, 2021, Origin Materials and Artius Acquisition Inc. (“Artius”) (Nasdaq: AACQU, AACQ), a publicly-traded special purpose acquisition company, announced a definitive agreement for a business combination that will result in Origin Materials becoming a public company. Upon closing of the transaction, expected in the second quarter of 2021, the combined company will be named Origin Materials and remain listed on the Nasdaq under the new ticker symbol “ORGN.” The transaction is expected to fully fund Origin Materials until EBITDA positive, and allows Origin Materials to scale and commence commercial production to meet signed customer offtake and capacity reservations of ~$1 billion across a diverse range of industries.

For more information, visit www.originmaterials.com.

About Packaging Matters

Packaging Matters was founded by Chuck Buff. Packaging Matters is active in PET and aluminum packaging and counts several Fortune 100 food companies as customers, with some relationships extending over 50 years. Mr. Buff has built and sold several leading packaging companies responsible for developing microwavable plastic containers as well as fresh produce containers. The Packaging Matters management team has worked with PET for over 40 years, with a particular emphasis on enhancing the sustainability footprint of PET packaging. Packaging Matters currently has three manufacturing facilities in the United States.

For more information, visit www.packagingmatters.com. To learn more about carbon negative PET packaging opportunities, please contact info@packagingmatters.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination transaction, Artius filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC on March 9, 2021, which includes a preliminary proxy statement to be distributed to holders of Artius’ ordinary shares in connection with Artius’ solicitation of proxies for the vote by Artius’ stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’ and Origin Materials’ stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, Artius will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the stockholders of Artius or Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’ stockholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Origin Materials presently does not know, or that Origin Materials currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Origin Materials anticipates that subsequent events and developments will cause its assessments to change. However, while Origin Materials may elect to update these forward-looking statements at some point in the future, Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’ shareholders in connection with the proposed business combination. Information about Artius’ directors and executive officers and their ownership of Artius’ securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading other documents Artius has filed, or will file, with the SEC regarding the proposed business combination, including the definitive proxy statement when it becomes available.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668